UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: General Dynamics, Inc.

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League & JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated April 4, 2025

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. The Anti-Defamation League & JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by JLens and its affiliates. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of General Dynamics, Inc. (the “Company” or “General Dynamics”)
From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)
Date:	April 4, 2025
Re:	The case to vote AGAINST Proposal 4 (“Human Rights Impact Assessment”) on General Dynamics’ 2025 Proxy Statement

We urge you to vote AGAINST Proposal 4 in General Dynamics’ 2025 Proxy Statement

Proposal 4 asks General Dynamics to conduct a Human Rights Impact Assessment (“HRIA”) “examining General Dynamics’ actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas and/or those violating international law.” While framed as a call for ethical oversight, the proposal mirrors tactics used by the Boycott, Divestment, and Sanctions (“BDS”) movement to pressure companies into severing ties with Israel. The proposal disregards the security context surrounding Israel’s defense needs, and introduces reputational and operational risks without improving human rights oversight, and draws on biased sources. In our view, Proposal 4 is a politically-motivated proposal that seeks to isolate Israel economically by targeting lawful defense partnerships that are consistent with U.S. policy and shareholder interests.

We Strongly Believe This Proposal is Designed to Serve the Goals of the BDS Movement, Not to Promote Human Rights

The BDS movement seeks to economically isolate Israel. While Proposal 4 may appear framed as a neutral assessment of General Dynamics’ human rights policies, in practice, it is clear to us that the proposal reflects tactics long used by BDS proponents to stigmatize companies that do business with Israel. This proposal seeks to exploit ESG frameworks to advance political aims by:

●	Weaving in False Allegations into Seemingly Reasonable Human Rights Rhetoric: We believe the human rights language in this proposal weaves in false allegations and inflammatory language like “war crimes” in a thinly veiled attempt to distract from the proponent’s main strategy of rallying BDS activists against Israel, and to drive negative media coverage.

●	Pressuring Companies to Boycott Israel: This proposal alleges that the Company’s artillery munitions and bombs were used in “attacks on Palestinian civilians in Gaza, that may constitute war crimes, and, according to the International Court of Justice, may plausibly amount to genocide.” By virtue of this proposal appearing in the Company’s proxy statement, we believe the proponent aims to embarrass the Company and deter other defense companies from doing business with Israel in fear of the reputational risk associated with being singled out by “human rights” activists.
●	Unfairly Calling Out Israel: We believe a fair analysis would consider the complexities of each region, not just call out a close U.S. ally defending itself. By calling out Israel explicitly, this proposal aligns with the BDS movement tactic of demonizing and delegitimizing the State of Israel.

A Politically Charged Proposal That Ignores Israel’s Critical Security Context

General Dynamics’ products are critical to Israel’s ability to defend itself against ongoing threats. The October 7, 2023 attacks—where Hamas terrorists murdered over 1,200 civilians, raped women, killed children, and took over 250 hostages—were the worst attacks against the Jewish people since the Holocaust [1]. These attacks underscore why robust defense capabilities are vital. Yet Proposal 4 seemingly disregards these dangers and omits Israel’s right to protect its citizens, effectively casting necessary defensive measures as controversial.

Israel faces persistent hostility from groups openly committed to its destruction. Defense technology from General Dynamics is essential for safeguarding civilians. However, Proposal 4 treats such support as problematic and:

●	Overlooks Israel’s Safeguards: Israel uses measures such as evacuation notices, humanitarian corridors, and real-time targeting reviews to minimize harm to civilians, yet the proposal ignores these efforts.
●	Undermines Sovereignty: By framing legitimate defense partnerships as illegitimate, the proposal denies Israel’s right to self-defense and sets a risky precedent—one that could be applied to other U.S. allies facing security threats.
●	Portrays Israel’s Partnerships as Ethically Suspect: The proposal labels legitimate military support as controversial.
●	Fails to Acknowledge U.S. Export and Arms Control Laws: The proposal overlooks the rigorous governmental oversight and comprehensive vetting processes that ensure responsible arms transfers to the United States’ strategic allies, which are critical to the security of both Israel and the United States.

This strategy ultimately follows a well-documented BDS pattern: eroding support for Israel through reputational pressure disguised as human rights advocacy.

Approving This Proposal Could Harm General Dynamics and Its Investors

Approving the proposal could harm the Company and adversely impact shareholder value by:

●	Inflicting Reputational Harm: Since this proposal alleges the Company is complicit in human rights violations, including genocide, it’s approval could damage the Company’s brand, erode stakeholder trust, and attract negative media attention.

●	Creating Operational Distractions: The proposed HRIA could divert valuable time and resources to maintain an unnecessary process instead of focusing on the Company’s mission of delivering lawful defense products.
●	Undercutting Business Certainty: The proposed HRIA would impose another unnecessary layer of oversight to challenge contracts in conflict areas which could disrupt long-term planning.

The Proposal Relies on Biased and Unreliable Sources

Much of the proposal’s supporting argument is drawn from a web of allied organizations known to advocate for boycotts or divestment against Israel:

●	American Friends Service Committee (AFSC), which explicitly lists General Dynamics as a target of its BDS-aligned campaign targeting “Companies Profiting from the Gaza Genocide” [2]. AFSC is referenced in footnote 7 of the proposal. Moreover, AFSC’s research relies on a wide array of biased anti-Israel sources, including Al Jazeera, Amnesty International, and Human Rights Watch.
■	Al Jazeera is an “independent news agency funded in part by the Qatari government” [3]. It produces heavily one-sided reports on the Palestinian-Israeli conflict, including articles like “From Paris to Beirut: Israel’s Long Record of Assassinating Palestinians [4], and “Why are Global Health Organisations Not Speaking up on Genocide in Gaza?,” as well as calling Israeli attacks in Gaza “war crimes” [5]. Al Jazeera reporters are alleged to have participated in the October 7 atrocities [6].
■	Amnesty International directly states that “Israeli authorities deepened the apartheid system oppressing Palestinians in Israel and the Occupied Palestinian Territories, by implementing laws and policies of segregation, deprivation and forced displacement” [7] and has called recent Israeli operations in Gaza “war crimes” [8]. A recently published report was found to “demonize and delegitimize” Israel [9].
■	Human Rights Watch has been previously accused of being anti-Israel and regularly labels Israel as an apartheid state, as is evident in a report from 2021 [10][11]. The founder of Human Rights Watch, Robert L. Bernstein, denounced the organization for focusing more on condemning Israel for international law violations than any other country [12].
●	United Nations Human Rights Council (“UNHRC”), is widely recognized as biased against Israel—including by former UN Secretary-General Ban Ki-moon [13]—and has adopted more condemnations of Israel than any other country [14]. The UNHRC also maintains a formal blacklist of companies in Israeli-controlled territories [15].

By citing groups with clear anti-Israel agendas and long-standing credibility concerns, we believe the proposal skews perceptions of lawful defense contracts, presenting them as morally or legally suspect based on distorted and ideologically motivated information and without providing balanced context.

Conclusion: Vote NO to Support Security and Protect Shareholder Interests

In short, Proposal 4 introduces reputational and operational risks without offering meaningful improvements to human rights due diligence, thereby jeopardizing the Company’s capacity to serve its clients—including U.S. allies—in a complex global security environment.

Proposal 4 reflects a BDS-aligned effort to stigmatize lawful defense relationships—particularly those with U.S. allies—instead of genuinely enhancing human rights oversight. By voting AGAINST this proposal, we believe shareholders can help ensure that General Dynamics remains committed to responsible operations, consistent with U.S. law and global security priorities, without yielding to politicized pressure campaigns that unfairly target Israel.

Thank you for your careful consideration.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at dani@jlensnetwork.org.

Endnotes:

1.	Anti-Defamation League. J7 Taskforce Statement on Anniversary of the Oct 7 Hamas Attack on Israel. https://www.adl.org/resources/press-release/j7-task-force-statement-anniversary-oct-7-hamas-attack-israel
2.	American Friends Service Committee. (n.d.). Companies profiting from the Gaza genocide. https://afsc.org/gaza-genocide-companies.
3.	Al Jazeera. "About Us.". https://www.aljazeera.com/about-us.
4.	Al Jazeera. "From Paris to Beirut: Israel's Long Record of Assassinating Palestinians." 31 July 2024. https://www.aljazeera.com/features/2024/7/31/from-paris-to-beirut-israels-long-record-of-assassinating-palestinians
5.	Al Jazeera. “UN Rights Office Says Israeli Attacks on Jabalia Could Be War Crime”. 2 November 2023. https://www.aljazeera.com/news/2023/11/2/un-rights-office-says-israeli-attacks-on-jabalia-could-be-war-crime
6.	Al Jazeera. "Why Are Global Health Organisations Not Speaking Up on Genocide in Gaza?" July 30, 2024. https://www.aljazeera.com/opinions/2024/7/30/why-are-global-health-organisations-not-speaking-up-on-genocide-in-gaza.
7.	Amnesty International. "Israel and Occupied Palestinian Territories." https://www.amnesty.org/en/location/middle-east-and-north-africa/middle-east/israel-and-occupied-palestinian-territories/.
8.	Amnesty International. “Israel/OPT: US-made munitions killed 43 civilians in two documented Israeli air strikes in Gaza – new investigation.” 5 December 2023.https://www.amnesty.org/en/latest/news/2023/12/israel-opt-us-made-munitions-killed-43-civilians-in-two-documented-israeli-air-strikes-in-gaza-new-investigation/
9.	Wasserman Schultz, Debbie. "Wasserman Schultz Statement on Israel's Right to Self-Defense." https://wassermanschultz.house.gov/news/documentsingle.aspx?DocumentID=2775.
10.	Glick, Caroline B. "Human Rights Watch’s Hostility Toward Israel." Wall Street Journal, July 27, 2023. https://www.wsj.com/articles/human-rights-watch-anti-israel-roth-soros-3daa677d.
11.	Lubell, Maayan. "Israel Is on Rampage Against Human Rights, New HRW Chief Says." Reuters, March 30, 2023. https://www.reuters.com/world/middle-east/israel-is-on-rampage-against-human-rights-new-hrw-chief-says-2023-03-30/.
12.	Human Rights Watch. “Gaza: Apparent War Crimes During May Fighting.” 27 July, 2021. https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting
13.	Former UN Secretary-General Ban Ki-moon acknowledged the UNHRC’s persistent focus on Israel as an area of concern, referencing its “disproportionate number of resolutions” targeting Israel. https://www.independent.co.uk/news/world/middle-east/ban-kimoon-united-nations-disproportionate-israel-focus-resolutions-palestinians-human-rights-danny-danon-a7481961.html?
14.	United Nations Human Rights Council. Database of Business Enterprises Involved in Certain Activities Relating to the Occupied Palestinian Territory. United Nations Office of the High Commissioner for Human Rights (OHCHR), 2020. https://www.ohchr.org/en/business/bhr-database.
15.	OHCHR, "Database of HRC Resolution 31/36”. 2025. https://www.ohchr.org/en/hr-bodies/hrc/regular-sessions/session31/database-hrc3136

About ADL

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all. More at www.adl.org.

About JLens
Founded in 2012, JLens is a 501(c)(3) nonprofit and Registered Investment Advisor that empowers investors to align their capital with Jewish values and advocates for Jewish communal priorities in the corporate arena. JLens’ Jewish Investor Network is composed of over 30 Jewish institutions, representing $11 billion in communal capital. In 2022, JLens established an affiliation with ADL (Anti-Defamation League), the leading anti-hate organization in the world. More at www.jlensnetwork.org.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to General Dynamics’ instructions.